UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Acacia Research Corporation

Common Stock

(Title of Class of Securities)

003881307

(CUSIP Number)

June 6, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003881307

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Discerene Group LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0

6.	SHARED VOTING POWER 2,554,231*

7.	SOLE DISPOSITIVE POWER 0

8.	SHARED DISPOSITIVE POWER 2,554,231 *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,231*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.10%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 003881307

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Discerene Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0

6.	SHARED VOTING POWER 2,554,231*

7.	SOLE DISPOSITIVE POWER 0

8.	SHARED DISPOSITIVE POWER 2,554,231 *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,231*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.10%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 003881307

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soo Chuen Tan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0

6.	SHARED VOTING POWER 2,554,231*

7.	SOLE DISPOSITIVE POWER 0

8.	SHARED DISPOSITIVE POWER 2,554,231*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,231*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.10%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Item 1.	(a).	Name of Issuer:

Acacia Research Group

	(b).	Address of issuer’s principal executive offices:

120 Newport Center Drive, Suite 100
Newport Beach, CA 92660

Item 2.	(a).	Name of person filing:

Discerene Group LP
Discerene Holdings Inc.
Soo Chuen Tan

	(b).	Address or principal business office or, if none, residence:

2777 Summer St. Suite 301
Stamford, Connecticut 06905

	(c).	Citizenship or Place of Organization:

Discerene Group LP – Delaware, USA
Discerene Holdings Inc. – Delaware, USA
Soo Chuen Tan – Malaysia

	(d).	Title of class of securities:

Common Stock

	(e).	CUSIP: 003881307

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned*:

Discerene Group LP: 2,554,231
Discerene Holdings Inc.: 2,554,231
Soo Chuen Tan: 2,554,231

(b)	Percent of class:

Discerene Group LP: 5.10%
Discerene Holdings Inc.: 5.10%
Soo Chuen Tan: 5.10%

(c)	Number of shares as to which each person has:

(i)	Sole power to vote or to direct the vote Discerene Group LP: 0 Discerene Holdings Inc.: 0 Soo Chuen Tan: 0

(ii)	Shared power to vote or to direct the vote Discerene Group LP: 2,554,231 Discerene Holdings Inc.: 2,554,231 Soo Chuen Tan: 2,554,231

(iii)	Sole power to dispose or to direct the disposition of Discerene Group LP: 0 Discerene Holdings Inc.: 0 Soo Chuen Tan: 0

(iv)	Shared power to dispose or to direct the disposition of Discerene Group LP: 2,554,231 Discerene Holdings Inc.: 2,554,231 Soo Chuen Tan: 2,554,231

*Shares reported herein are held by private investment funds (the “Discerene Entities”) for which Discerene Group LP (the “Adviser”) serves as the investment manager. Discerene Holdings Inc serves as the general partner of the Adviser. Soo Chuen Tan serves as the President of the general partner of the Adviser. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Discerene Entities. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

The percentage ownership is based on 50,064,281 shares deemed issued and outstanding as of June 13, 2019 pursuant to the Issuer’s current shares outstanding on Bloomberg as of June 13, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of the Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2019	Discerene Group LP

	By:	/s/ Soo Chuen Tan
Soo Chuen Tan, President of the General Partner, Discerene Holdings Inc.

Discerene Holdings Inc.

	By:	/s/ Soo Chuen Tan
Soo Chuen Tan, President

Soo Chuen Tan

	By:	/s/ Soo Chuen Tan
Soo Chuen Tan, Individually

Exhibit 1

Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of Acacia Research Corporation beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: June 18, 2019	Discerene Group LP

	By:	/s/ Soo Chuen Tan
Soo Chuen Tan, President of the General Partner, Discerene Holdings Inc.

Discerene Holdings Inc.

	By:	/s/ Soo Chuen Tan
Soo Chuen Tan, President

Soo Chuen Tan

	By:	/s/ Soo Chuen Tan
Soo Chuen Tan, Individually